NINE MONTHS ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the nine months ended December 31, 2008 and the audited consolidated financial statements for the year ended March 31, 2008, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of January 31, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

In recent months, the deterioration of global economic conditions has resulted in a significant weakening of base metal prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast metal prices and customer demand for such products.

Accordingly, we are continuing to actively monitor the effects of the current economic and credit conditions on our business and reviewing our discretionary capital spending, projects, and operating costs and implementing appropriate cash management strategies.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Amarc is actively working to make a major mineral deposit discovery with the potential to deliver both substantial value and growth to the Company. In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

In recent times, Amarc has been focused on early or grassroots stage geological, geochemical and geophysical exploration with efforts primarily directed towards discovering bulk tonnage gold-copper deposits and high value base metals deposits within British Columbia (“BC”). Positive results from Amarc’s extensive 2007 BC regional programs resulted in the underexplored and highly prospective Sitlika Zinc-Copper Belt being the focus of 2008 exploration activities. Selected targets will be advanced by the Company in 2009 and others will be put out for joint venture.

Amarc has also expanded its search for mineral deposits, evaluating proposals from favorable mining jurisdictions around the world.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Sitlika Copper-Zinc Belt

Located in central BC (see figure below), the Sitlika Belt extends for some 226 kilometers from the Endako – Vanderhoof area towards the northwest through one of the best endowed mineral districts in the province.

In December 2006 Amarc acquired, by staking and option agreement, exploration properties covering an area of approximately 1,100 square kilometers along the Sitlika Belt. The Company completed additional staking, increasing its tenure position to approximately 2,000 square kilometers. In the quarter ending December 31 2008, Amarc reduced its tenure position along the Sitlika Belt to approximately 955 square kilometers.

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results of which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide (“VMS”) deposits. In addition, the Sitlika rocks are considered to correlate with the Kutcho Creek Formation, located 250 kilometers to the north, which host the Kutcho Creek VMS deposits. The Kutcho deposits have a reported indicated resource of 17.1 million tonnes grading 1.6% copper, 2.1% zinc, 0.3 g/t gold and 26 g/t silver (Sherwood Copper Corp.).

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Sitlika Belt is well serviced by main line forestry roads, crossing topography that is subdued in comparison with other areas of BC. It is also located proximal to the Yellowhead Highway and the Canadian National rail link, which connect the Belt to the bulk loading terminal port of Prince Rupert. High capacity electric transmission lines and a natural gas line are also proximal to the Belt. Resources, including hospitals and schools, are located in nearby communities such as Burns Lake.

An initial exploration expenditure of $2.8 million was planned for the 2008 field season. Due to the encouraging results received during the early stages of the program, additional funding was made available for follow up work. Amarc spent approximately $5.8 million on exploration during the 2008 field season of which $4.5 million was directed to the Sitlika Belt. Since 2007 approximately $9.8 million dollars have been spent on the BC initiative, including approximately $6.7 million on the Sitlika Belt.

During the 2007 field season, the Company collected 1,586 stream sediment samples along the Sitlika Belt, identifying 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition in 2007 included the collection of 7,517 soil samples, and completion of geological mapping and 75 line-kilometers of induced polarization ("IP") geophysical surveys.

Exploration work in the 2008 field season focused on further definition of the targets in the 17 priority areas identified in 2007, and included the collection of approximately 20,000 soils samples, 500 silt and rock geochemical samples, and completion of 80 line-kilometers of IP and over 1,000 line-kilometers of helicopter-borne AeroTem II magnetic geophysical surveys and approximately 4,600 meters of diamond drilling. Two outstanding copper and zinc mineral deposit targets were indentified – the Bodine Warren and the Huge South plays.

The Bodine Project is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively. Geological mapping, 34 line-kilometers of IP and ground magnetic geophysical surveys and soil sampling over a 5-kilometer by 1.5 -kilometer grid completed in 2007 defined the prospective Bodine-Warren target. The soil grid delineated a target over an area of 2,000 meters long by 700 meters wide with copper concentrations ranging from 75 parts per million (ppm) to 1,747 ppm and zinc concentrations of 150 ppm to 2,102 ppm.

An additional infill program, comprising approximately 1,600 soil geochemical samples, were collected over the Bodine-Warren target during the 2008 field season to assist in the delineation of drill targets. A 2,200-meter diamond drilling campaign has been completed on the target. Analytical results are pending.

As of the date of this MD&A, the Company had reduced its land position in the Bodine Project by approximately 385 square kilometers to approximately 194 square kilometers.

The Huge South target is also located within the Bodine project-area. It is hosted by a thick felsic volcanic pile that extends over at least eight kilometers and represents a classic environment for VMS type mineralization. The Huge South target was initially identified during the 2007 field season from approximately 196 silt geochemical samples and 232 stream bank soil geochemical samples. Target delineation soil geochemical sampling during the 2008 field season defined a strong copper-in-soil anomaly, extending over a length of almost five kilometers. The anomaly remains open to both the northwest and to the southeast. Anomalous gold and zinc concentrations are associated with the copper anomaly. Results from an initial 6 line kilometers of induced polarization geophysical survey show a

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

northwest trending chargeability high that is broadly coincident with the significant copper-in-soil anomaly. Further target definition is planned to test the Huge South play in the 2009 field season.

Sitlika Belt Option Agreements

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over four years. The Company has paid $125,000 in property option payments for Bodine to date. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Pinchi Belt Gold Properties

By January 31, 2009, Amarc had reduced its land position along the Pinchi Belt in BC to approximately 10 square kilometers

The properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk tonnage gold deposits.

The Company performed airborne and ground-based geophysical surveys and grid-based geochemical surveys during the 2007 field season to identify targets for follow-up. Four targets were followed-up in 2007. During the 2008 field season, approximately 1,200 soil geochemical samples were collected from the Grand and Grand North targets. Subsequent to a review of these results and those from the 2007 field season, the Company has decided to retain only the Grand and the Petite claims. Currently, no work is planned on either the Grand or Petite plays in 2009.

The costs incurred on the Pinchi program to date total approximately $469,000.

Carbonate Zinc Belt

In 2007, Amarc acquired by staking approximately 250 square kilometers along a belt located some 130 kilometers north-northwest of McKenzie, BC. The land position has been reduced to approximately 210 square kilometers.

Paleozoic dolomite, limestone and other calcareous sedimentary rocks belonging to various formations, including the Pine Point Formation, underlie the belt. These formations are prospective for Pine Point–Mississippi Valley type Carbonate Hosted Zinc deposits. The historical Pine Point deposits hosted mineral reserves of 64.3 million tonnes grading 7% zinc and 3% lead.

A desk-top analysis of available data resulted in seven targets being selected for follow-up in the field in 2008. Only one of these targets, the Zap play, was eventually followed-up in the field. No work is planned on these properties in 2009.

The cost of the Carbonate Zinc Belt program to date is approximately $126,000.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Properties

The Rapid Property

In April 2008, Amarc staked the Rapid Property, which covered approximately 400 square kilometers of anomalous copper-zinc-silver geochemical values in stream sediments reported in a release by Geoscience BC. The land position over the Rapid play has been reduced to approximately 383 square kilometers.

The Rapid property is located 27 kilometers northeast of the Aspira property and 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads.

An airborne magnetic geophysical survey carried out in the early part of the 2008 season was followed up by focused geological mapping, collection of 2,840 geochemical soil samples and completion of approximately 34 line-kilometers of induced polarization geophysical surveys. Currently, no further work is planned on these properties in 2009.

The cost of the programs to date is approximately $572,000.

Other BC Agreements

The Pond Property Agreement

In September 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. Consideration for the interest comprises staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. A formal agreement was executed on August 1, 2008.

The Pond property is located approximately 90 kilometers northwest of Fort St. James, and is accessible by road.

The property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. These units lie in close proximity to Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite that are prospective for porphyry-style base metal deposits.

The Tulox Property Agreement

The Tulox property, located in the Cariboo region and comprising 252 square kilometers, was acquired during 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property is anomalous in gold and gold indicator elements.

In 2007, Amarc entered into an agreement to sell the Tulox property, subject to certain conditions, to Tulox Resources Inc., formerly named Sitec Ventures Corp.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Property Agreements

Amarc retains a 2.5% net smelter royalty on production from the 1,300 hectare Chona property, which comprised part of the Witch porphyry gold-copper properties located in B.C., that can be purchased by the arm's length owner for $2,500,000.

The Company also retains a 1.5% net smelter royalty from the 1,760 hectare AA property, part of the Iskut Properties located in B.C., 0.5% of which can be purchased by the arm's length owner for $1,000,000.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in the Yukon Territory, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan.

At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainty in global financial markets. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. Prices stabilized in January 2009, ranging from US$1.40 to US$1.50/lb and averaging US$1.48/lb.

Zinc prices

Zinc prices decreased during the 2008 calendar year, varying from a high $1.29/lb in March and a low of $0.50/lb in October, and averaging US$0.80/lb for the year. Prices stabilized in January 2009, ranging from US$0.49 to US$0.58/lb and averaging US$0.54/lb.

Precious metals prices

Precious metals prices had been on an overall uptrend for more than three years. Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid October through November. The average gold price for the year was US$871/oz. Prices in January 2009 have averaged US$858/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009.

1.3	Selected Annual Information

Not required for interim MD&A.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2008	2008	2008	2008	2007	2007	2007	2007
Current assets	2,025	4,054	6,697	7,963	5,991	6,901	8,232	8,743
Other assets	60	65	90	20	22	22	24	25
Total assets	2,085	4,120	6,787	7,984	6,013	6,923	8,256	8,768

Current liabilities	132	1,041	497	225	40	383	91	78
Shareholders' equity	1,953	3,079	6,289	7,758	5,973	6,540	8,165	8,690
Total liabilities &
shareholders' equity	2,085	4,120	6,787	7,984	6,013	6,923	8,256	8,768

Working capital	1,893	3,013	6,199	7,738	5,951	6,517	8,141	8,665

Expenses
Amortization	6	6	4	1	1	1	1	–
Conference and travel	8	18	17	86	4	3	2	–
Exploration	1,515	2,974	1,264	489	443	1,667	467	271
Legal, accounting and audit	2	(4)	8	27	21	3	3	22
Management and consulting	17	28	12	–	18	7	24	2
Office and administration	36	50	55	49	37	44	54	44
Property investigation	–	–	1	–	1	1	1	2
Salaries and benefits	107	123	76	56	78	75	48	60
Shareholder communication	44	96	61	20	21	19	13	10
Trust and filing	9	5	1	11	7	8	1	10
Subtotal	1, 746	3,297	1,500	741	631	1,827	614	421
Foreign exchange loss (gain)	(177)	(41)	5	(34)	1	83	89	12
Gain (loss) on disposal of
equipment	2	(14)	–	–	–	–	–	–
Interest income	(9)	(32)	(36)	(50)	(64)	(93)	(109)	(224)
Other	65	–	–	–	–	–	–	–
Subtotal	1,625	3,211	1,469	656	568	1,817	594	209
Stock-based compensation	11	194	–	–	–	–	–	–
Gain on sale of marketable
securities	–	–	–	–	–	–	(69)	–
Write-down of mineral
property interest	–	–	–	–	–	–	–	43
Net loss for the period	$1,637	$3,405	$1,469	$656	$568	$1,817	$525	$252

Basic and diluted net loss per
share	$0.02	$0.05	$0.02	$0.01	$0.01	$0.03	$0.01	$0.00

Weighted average number of
common shares
outstanding (thousands)	67,848	67,739	67,739	63,923	63,299	63,204	62,949	60,968

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The Company recorded a net loss of $6,510,309 for the nine month period ended December 31, 2008 compared to net loss of $2,910,030 for the same period in fiscal 2008. The increase in loss was due primarily to increased exploration activities, compared to the previous year.

Exploration expenses for the nine month period ended December 31, 2008 increased to $5,753,322, compared to $2,577,611 for the same period in the previous year, due to increased exploration programs being carried out in British Columbia. The major exploration expenditures for the first nine month of fiscal 2009 were geological (2009 – $2,310,019; 2008 – $1,402,164), drilling (2009 – $ 806,507; 2008 –$nil), engineering (2009 – $ 370,280; 2008 – $4,893), helicopter (2009 – $600,495; 2008 – $391,877), site activities (2009 – $488,538; 2008 – $352,069), and assays and analysis (2009 – $588,445; 2008 –$211,905).

Administrative costs for the current period also increased with the greater exploration activities. The major administrative costs for the first nine month of fiscal 2009 were salaries and benefits (2009 – $ 305,900; 2008 – $200,715), office and administration (2009 – $ 143,485; 2008 – $134,756), management and consulting (2009 – $ 56,964; 2008 – $48,795), and shareholder communication (2009 – $ 201,276; 2008 – $52,868).

Stock-based compensation expense of $204,737 was charged to operations during the current period, compared to $nil for the same period last year, due to options being granted during the current period.

Interest income decreased to $76,659 for the current period compared to $265,425 for the same period last year. The higher interest income in prior period was due to: i) interest earned on the $5,500,000 loan to Rockwell Diamonds Inc., compared to $nil during the current period, and ii) relative lower average balance of cash invested in money market securities during current period as compared to prior period.

Interest expense of $65,286 on flow-through shares issued in December 2008 was recorded during the current period. There was no such interest expense during the same period of the prior year.

A foreign exchange gain of $212,520 was recorded during the current period, compared with a loss of $172,407 in the same period of the prior year, due to appreciation in value of the Company’s US dollar assets, mainly held in cash and equivalents, against the Canadian dollar.

During the current period, there was no gain on the sale of marketable securities, compared with $68,992 during the same period of the prior year. The gain during the prior period resulted from the sale of 497,993 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the $5,500,000 loan to Rockwell Diamonds Inc.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2008, the Company had working capital of approximately $1.9 million, compared to working capital of $7.7 million as at March 31, 2008. Approximately $1.3 million was received in

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

January 2009 (see section 1.7 below). The Company’s current working capital is sufficient to fund its known commitments required to maintain its mineral properties in good standing for fiscal 2009.

The Company will continue to advance its exploration projects, but in light of current market conditions will remain prudent and disciplined in its approach in doing so, by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7	Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Subsequent to December 31, 2008, the Company received $1.3 million in cash from the BC METC program. The METC initiative was introduced by the BC Government to stimulate new economic activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company recorded this amount upon receipt in January 2009.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The required disclosure is provided in note 7 of the accompanying unaudited financial statements as at and for the nine months ended December 31, 2008.

1.10	Fourth Quarter

Not applicable.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited financial statements as at and for the nine months ended December 31, 2008.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the nine months ended December 31, 2008.

(b)	expensed research and development costs;

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following table details the share capital structure as at January 31, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			72,739,473
Warrants	February 9, 2011	$0.10	5,000,000
Options	July 19, 2011	$0.70	1,742,400

1.15.3	Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended December 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.